Announcement to the Market

Disclosure of results for the first quarter of 2014, according to
International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, which uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the first quarter of 2014 are available on our website: www.itau.com.br/investor-relations.

Comparison between BRGAAP1 and IFRS	R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Mar/31/2014			Dec/31/2013
Total Assets	1,107,376	(82,091)	1,025,285	1,105,721	(78,424)	1,027,297
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives3	552,591	(30,306)	522,285	550,837	(25,797)	525,040
Loan Operations	408,291	31	408,322	412,235	(533)	411,702
(-) Allowance for Loan Losses4	(25,042)	3,766	(21,276)	(26,371)	4,136	(22,235)
Other Financial Assets5	92,033	(42,039)	49,994	94,183	(46,591)	47,592
Tax Assets6	43,005	(8,635)	34,370	44,750	(10,008)	34,742
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	36,498	(4,908)	31,590	30,087	369	30,456

Current Liabilities and Long Term Liabilities	1,023,284	(83,486)	939,798	1,022,794	(79,689)	943,105
Deposits	278,208	-	278,208	274,383	-	274,383
Deposits Received Under Securities Repurchase Agreements3	288,616	(29,777)	258,839	292,179	(25,497)	266,682
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	192,333	936	193,269	194,238	969	195,207
Other Financial Liabilities5	97,045	(41,504)	55,541	107,329	(46,055)	61,274
Reserves for Insurance, Private Pension and Capitalization	104,595	-	104,595	102,055	-	102,055
Provisions and Other Liabilities	52,271	(6,039)	46,232	40,263	(553)	39,710
Tax Liabilities6	10,216	(7,102)	3,114	12,347	(8,553)	3,794

Total Stockholders’ Equity	84,092	1,395	85,487	82,927	1,265	84,192
Non-controlling interests	1,919	(913)	1,006	1,903	(934)	969
Controlling Stockholders’ Equity7	82,173	2,308	84,481	81,024	2,199	83,223

1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies.
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$ million
Adjustments	Equity	Result
	Mar/31/14	1stQ/14	4thQ/13	1stQ/13
BRGAAP - Values Attributable to Controlling Stockholders	82,173	4,419	4,646	3,472
(a) Allowance for Loan Losses	2,988	94	456	133
(b) Adjustment to market value of shares and quotas	80	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	802	(4)	(7)	(6)
(d) Conversion of subsidiaries and unconsolidated companies abroad	-	-	(30)	(74)
(e) Effective interest rate	(311)	17	19	62
(f) Other adjustments	298	126	17	(16)
Income tax and social contribution on Net Income	(1,549)	(101)	(191)	(90)
IFRS - Values Attributable to Controlling Stockholders	84,481	4,551	4,910	3,482
IFRS - Values Attributable to Minority Stockholders	1,006	50	38	8
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	85,487	4,601	4,948	3,490

Differences between IFRS and BRGAAP Financial Statements

(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used8.
(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) On the IFRS (IAS 21), exchange rate variations of subsidiaries and nonconsolidated companies abroad, where the functional currency (defined as the currency of the primary economic environment on which each entity operates) differs from the Real, are recorded directly on Equity with no impact on the income statement of the period. On BRGAAP, until 2013 the exchange variation of investments abroad (other than the Functional Currency Dollar) exchange rate variation and hedges of such investments transiting through the income statement. From 2014 these exchange rate variations have been recorded directly in equity, thus there was no more difference in treatment between BRGAAP and IFRS.
(e) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for the first quarter of 2014.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

Recurring Result	1stQ/14			4thQ/13			1stQ/13
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	4,419	4,551	132	4,646	4,910	264	3,472	3,482	10
Exclusion of the Non-Recurring Events	110	110	-	34	34	-	40	40	-
Program for the Settlement or Installment Payment of Taxes - Law No. 12,865/13	-	-	-	(508)	(508)	-	-	-	-
IRB - Change in criteria to recognize our investment in IRB Brasil Resseguros S.A. 9	-	-	-	(131)	(131)	-	-	-	-
COFINS10 / Provision for loss carryforwards - Porto Seguro	60	60	-	(272)	(272)	-	-	-	-
Realization of Assets and Impairment 11	-	-	-	239	239	-	-	-	-
Provision for contingencies 12	41	41	-	648	648	-	40	40	-
Tax and Social Security Contributions	-	-	-	276	276	-	-	-	-
Civil Lawsuits	41	41	-	372	372	-	40	40	-
Goodwill Credicard	42	42	-	-	-	-	-	-	-
PIS / COFINS - IRB13	(33)	(33)	-	-	-	-	-	-	-
Other	-	-	-	58	58	-	-	-	-
Recurring Result - Attributable to Controlling Stockholders	4,529	4,661	132	4,680	4,944	264	3,512	3,522	10

9 Effect of the change in criteria to recognize our investment in IRB Brasil Resseguros S.A. according to the equity method, because we reached significant degree of influence on the decisions of the legal entity.
10 Effect of the favorable decision, by the Federal Supreme Court (STF), on the legality of COFINS levy on this type of operation proportional to our interest in the company.
11 In 2013, it was composed of the impairment of assets.
12 Improvement in criteria that determine the recognition of contingencies.
13 Effect of the favorable decision on the increase of the PIS/COFINS calculation bases of IRB Brasil Resseguros S.A.

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, April 29, 2014.

Alfredo Egydio Setubal
Investor Relations Officer

Itaú Unibanco Holding S.A.